Mail Stop 3561

February 13, 2006


Via U.S. Mail

Mr. William B. Olson
Chief Financial Officer and Treasurer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614


	RE:	Quantum Fuel Systems Technologies Worldwide, Inc.
		Form 10-K for the fiscal year ended April 30, 2005
		Filed July 5, 2005
		File No. 000-49629

Dear Mr. Olson:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Annual Report on Form 10-K for the fiscal year ended April 30,
2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21
Contractual Obligations, page 32

1. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. Please revise accordingly in future filings.


Notes to Consolidated Financial Statements, page F-8
Note 4.  Acquisition of Starcraft Corporation, page F-19

2. We note that you allocated $5.2 million of the $146.6 million purchase price for Starcraft to identifiable intangible assets, which included $3.1 million to customer contracts and $2.1 million to existing technology. As net tangible assets acquired of $2.6 million were relatively insignificant to the purchase price, you allocated $138.0 million, or 94 percent, of the purchase price to goodwill. Since Starcraft had relatively insignificant net tangible assets, we would expect that a significant portion of the purchase price related to identifiable intangible assets. You state that substantially all of Starcraft`s sales are to General Motors. We note that Starcraft`s arrangements with GM generally are non-exclusive, have no long-term volume commitments, and are often on a purchase order basis.
While
this may affect the fair value of customer contracts acquired, it appears that a significant reason for your acquisition of Starcraft may have been due to its customer relationship with GM, which is a separate identifiable intangible asset under SFAS 141. Also, while
Quantum had a pre-existing relationship with GM prior to the acquisition, SFAS 141 requires a marketplace participant view when valuing acquired assets. Therefore, please tell us the primary reasons for the acquisition, the factors that contributed to a purchase price significantly in excess of identified net assets, and how you determined the total purchase price. Please tell us how you determined the existence and fair value of identifiable intangibles and why no amount was allocated to customer relationships. Please be detailed in your response.


Quarterly Report on Form 10-Q for the fiscal quarter ended October
31, 2005
Notes to Condensed Consolidated Financial Statements, page 5
Note 1.  Background and Basis of Presentation, page 5

3. We note the increase in your ownership percentage of Powertrain Integration from 51 to 100% during the quarter. Please provide further details on the "assignment of capital units." Include any consideration paid for the increase in interest and any remaining involvement of the former 49% holder.


*    *    *    *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of
1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at
(202)
551-3380 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. William Olson
Quantum Fuel Systems Technologies Worldwide, Inc.
February 13, 2006
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